Western Acquisition Ventures Corp.

42 Broadway, 12th Floor

New York, NY 10004

January 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ameen Hamady and Wilson Lee

Re:	Western Acquisition Ventures Corp.
Registration Statement on Form S-1, as amended
Filed October 20, 2021
File No. 333-260384

Dear Ameen Hamady and Wilson Lee:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Western Acquisition Ventures Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, January 11, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Stephen Christoffersen
Stephen Christoffersen
Chief Executive Officer

cc:	Reed Smith LLP Sullivan & Worcester LLP